Note E
Shareholder meeting

On December 1, 2004, a Special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 1,633,671 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         1,579,315       54,356
Richard P. Chapman, Jr. 1,578,524       55,147
William H. Cunningham   1,578,524       55,147
Ronald R. Dion          1,579,315       54,356
Charles L. Ladner       1,579,315       54,356
Dr. John A. Moore       1,578,524       55,147
Patti McGill Peterson   1,578,524       55,147
Steven R. Pruchansky    1,578,524       55,147
James A. Shepherdson    1,579,315       54,356